UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20

Küçükyalı B Blok Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated May 11, 2026 announcing the registrant's decision to issue Lease Certificates.

Istanbul, May 11, 2026

Announcement Regarding the Decisions to Issue Lease Certificates

Our Company’s Board of Directors also resolved that our wholly-owned subsidiary Superonline İletişim Hizmetleri A.Ş. may issue lease certificates (sukuk), in accordance with capital markets legislation, through an asset leasing company based in Türkiye, at an amount of up to TRY 3 billion, with maturities up to 12 months, in the domestic market, in one or more tranches, without a public offering, as a private placement and/or to be sold to institutional investors. The respective issuances are subject to the approval of the Capital Markets Board.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

Disclaimer

This press release does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered, sold or delivered within the United States or to or for the benefit of, US persons (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements of the Securities Act. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: May 11, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: May 11, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer